Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi

Kagoshima 891-1394, Japan

May 26, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington D.C. 20549

Attn: Perry Hindin

RE:	Satsuma Pharmaceuticals, Inc.

Schedule TO/13E-3 filed by SNBL23 Merger Sub, Inc. and Shin Nippon

Biomedical Laboratories, Ltd.

Filed May 5, 2023

File No. 005-91126

Dear Mr. Hindin:

Shin Nippon Biomedical Laboratories, Ltd. and SNBL23 Merger Sub, Inc. (the “Purchaser”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”), dated May 23, 2023.

Set forth below are our responses to the Staff’s Comments. For convenience, the Staff’s comments are repeated below, followed by our response to the comments. In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO to amend the above-referenced filings.

Schedule TO/13E-3 filed May 5, 2023

Position of Parent and Purchaser Regarding Fairness, page 62

1.

Disclosure in this section indicates that the “Purchaser Parties reasonably believe that the Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders are fair to such Unaffiliated Stockholders.” The defined term “Unaffiliated Stockholders” does not appear to exclude all directors or officers of the Company who may be stockholders of the Company. Please note that the staff considers directors and officers of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy the obligations of filing persons to provide the disclosure described in Item 1014(a). Please refer to the definitions of “affiliate” and “unaffiliated security holder” in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively. To the extent the term “Unaffiliated Stockholders” applies to any other directors or officers of the Company or its affiliates, disclosure regarding the fairness determination of the Purchase Parties with respect to the phrase “Unaffiliated Stockholders” may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) and (c) of Regulation M-A and revise the disclosure accordingly.

Purchaser’s Response:

The Purchaser respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Offer to Purchase in response to the Staff’s comment.

2.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section of the Offer to Purchase to address the factors described in clauses (ii), (iii) and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Purchaser Parties’ fairness determination. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the filing persons believe that the Rule 13e-3 transaction is fair in the absence of such safeguards. We note disclosure that the Purchaser Parties reasonably believe that the Offer is procedurally fair to the Unaffiliated Stockholders based on the factors considered by, and the findings of, the Satsuma Board. If the Purchaser Parties are attempting to rely on the Board’s analysis, they must expressly adopt the Board’s analysis.

Purchaser’s Response:

The Purchaser respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Offer to Purchase in response to the Staff’s comment.

3.

Disclosure in the sixth bullet point on page 63 states that the Satsuma Board “determined that the Merger Agreement... the Offer and the Merger, are fair to, and in the best interest of, Satsuma and its Unaffiliated Stockholders.” In contrast, disclosure in the Schedule 14D-9 indicates that the Board determined that the Merger Agreement, the Offer and the Merger were “fair to...the Company and the Company’s stockholders.” Please advise.

Purchaser’s Response:

The Purchaser respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Offer to Purchase in response to the Staff’s comment.

General

4.	Please revise the Offer to Purchase to provide the disclosure required by Item 13 of Schedule 13E-3.

Purchaser’s Response:

The Purchaser respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Offer to Purchase in response to the Staff’s comment.

*****

Very truly yours,

/s/ Shinji Nitanda
Director